Exhibit 99.2

ASML HOLDING N.V.

Shareholders’ circular

ASML Customer Co-Investment Program

To be voted on during the Extraordinary General Meeting of shareholders of ASML Holding N.V.

to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on September 7, 2012, beginning at 2.00 PM (CET).

Dated 24 July 2012

LETTER TO SHAREHOLDERS

July 24, 2012

Dear Shareholder,

It is our pleasure to provide you today with information on ASML’s proposed Customer Co-Investment Program that was announced on July 9, 2012. We believe that the Customer Co-Investment Program will provide major benefits to our shareholders in the short, medium and long-term and both the Board of Management and the Supervisory Board unanimously recommend it to ASML’s shareholders.

This circular provides detailed information on the contemplated transactions and the reasons why we believe this Customer Co-Investment Program will create significant value for shareholders. We encourage you to read the circular carefully and hope that you will follow the recommendation of both Boards and vote in favor of the proposals at or before our extraordinary general meeting of shareholders on September 7, 2012.

Thank you for your continued support of ASML.

Yours sincerely,

Arthur van der Poel	Eric Meurice
Chairman of the Supervisory Board	Chief Executive Officer

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS

1 OVERVIEW OF THE CUSTOMER CO-INVESTMENT PROGRAM		4

1.1	Background to the Customer Co-Investment Program and recommendation	4

1.2	Highlights of the Customer Co-Investment Program	5

2 STRUCTURE OF THE CUSTOMER CO-INVESTMENT PROGRAM		6

2.1	Agreements with Intel	7

2.2	Conditions to completion	10

2.3	Corporate Governance rights of Customers	10

2.4	General voting restriction	11

2.5	Standstill, lock-up and orderly market arrangements	11

2.6	Termination	12

3 AGENDA ASML EGM AND SYNTHETIC BUYBACK		12

3.1	Explanatory notes to the agenda	12

3.2	Synthetic Buyback	12

4 Taxes		24

4.1	Dutch dividend withholding tax	24

4.2	Dutch tax consequences of the Synthetic Buyback	24

4.3	Material U.S. Federal Income Tax Consequences to U.S. Holders	26

1	OVERVIEW OF THE CUSTOMER CO-INVESTMENT PROGRAM

1.1	Background to the Customer Co-Investment Program and recommendation

ASML Holding N.V. (“ASML” or the “Company”) is in discussion with its largest customers about becoming long term participating customers to jointly fund the next generation lithography technologies: extreme ultraviolet (“EUV”) and 450 mm. Lithography, and specifically the continued development of EUV and 450mm technology, is essential to extending Moore’s Law and delivering desired benefits such as enabling the next generation of computing devices through improved speed, performance, energy consumption and reduced size and cost of microchips.

Customers are being invited to contribute funds directly to ASML’s Research & Development (“R&D”) projects, to share the risk of these long-term, capital intensive projects across the industry. Customers who make funding commitments may also participate in the equity of ASML, which will enable them to share in the potential reward of these investments.

Although ASML is able to finance the development of the next generation technology on its own, additional funding will (1) secure the execution and (2) support acceleration of this development. This innovative program supports industry participation for the benefit of all: ASML’s customers, equipment vendors and end customers. This Customer Co-Investment Program, including R&D funding commitments from participating customers, is also of value to our shareholders and is expected to result in revenue benefits from accelerated product introductions.

The benefits of this Customer Co-Investment Program are wide ranging and address the need for risk sharing among customers and suppliers, which has become a necessity given the increasing complexity in technology and financial hurdles to innovation. Above all, it will accelerate the development of next generation technology, namely by ASML’s development of EUV technology beyond the current generation and bringing forward the development of 450mm wafer technology. The Customer Co-Investment Program is structured in such a way that there will be no share dilution on an earnings per share basis (provided that shareholder approval is obtained). The proceeds of the equity issuance will be returned to ASML’s shareholders (with the exception of the participating customers) through a synthetic share buyback (described in further detail in paragraph 3.2) (the “Synthetic Buyback”), and the number of issued shares will be reduced by approximately the number of newly issued shares through a reverse stock split. The equity investment by participating customers gives those customers an economic interest in the success of ASML’s development efforts. The results of these development programs will be available to every semiconductor manufacturer with no restrictions.

Below you will find a description of the Customer Co-Investment Program based on the agreements that we have concluded with Intel Corporation (“Intel”). Other customers may participate in the Customer Co-Investment Program on similar terms and we do not expect that the funding and equity participation agreements with other customers will materially differ from those concluded with Intel, other than in respect of the size of their R&D funding commitments and equity participation.

1.2	Highlights of the Customer Co-Investment Program

The highlights of the Customer Co-Investment Program include:

Direct R&D investment

•	Participating customers will collectively provide up to EUR 1.38 billion in R&D funding to ASML over 5 years (if participation in the Customer Co-Investment Program is the full 25% equity investment)

•	All R&D funds will be dedicated to the development of EUV and 450mm technology

•	The R&D funding will give customers the opportunity to negotiate advance purchases of new tools

•	The Customer Co-Investment Program creates direct risk sharing and funding to accelerate development immediately

Equity Participation

•	ASML will issue up to 25% new equity to the participating customers

•

Intel, the first participating customer, has committed to acquire up to a 15% equity ownership at a subscription price of EUR 39.91 per share subject to adjustment for dividends and certain distributions by ASML with a record date prior to the issuance of such shares

•	The subscription price for other participating customers will be at least equal to the subscription price agreed with Intel

•

The aggregate value of equity issued under the Customer Co-Investment Program – if the maximum number of available shares is fully subscribed (25% of ASML’s issued share capital) will be at least EUR 4.19 billion

•	Equity participation is optional, but contingent on customers’ commitment to fund R&D; target funding amount is set at approximately 1/3 of the equity investment

•

Shares acquired by the participating customers under the Customer Co-Investment Program will be held by Dutch foundations (each foundation a “Stichting”) and participating customers will receive depository receipts (the “Depositary Receipts”) corresponding to the shares issued by ASML in the Customer Co-investment Program. Customers will not be entitled to vote the shares held by the Stichtingen, except in certain exceptional circumstances set out below

•	The percentages referred to above are all on a post-transaction basis

Return of Capital to Shareholders

•

If the general meeting of shareholders approves the Customer Co-Investment Program, the proceeds from the equity issue under the Customer Co-Investment Program will be returned to shareholders (excluding the participating customers) by means of the Synthetic Buyback (see paragraph 3.2 for a discussion of the Synthetic Buyback)

•

The amount to be returned on the shares other than the shares held by the participating customers (the “Synthetic Buyback Distribution Amount”), shall be as close as commercially reasonably practicable to the aggregate amount of the proceeds from the total equity issue under the Customer Co-Investment Program, but not more than an amount equal to the number of shares to be reduced pursuant to the reverse stock split (which forms part of the Synthetic Buyback (please see paragraph 3.2)) multiplied by the weighted average per share of the subscription prices paid by the participating customers in connection with the equity issue under the Customer Co-Investment Program

•	The shares acquired by the participating customers in the Customer Co-Investment Program will not participate in the Synthetic Buyback

•

If the general meeting of shareholders does not approve the Customer Co-Investment Program, ASML will use the proceeds received from Intel for the part of the Customer Co-Investment Program which can be implemented without shareholders’ approval, for R&D relating to 450mm technology and the remainder will be used for general corporate purposes

2	STRUCTURE OF THE CUSTOMER CO-INVESTMENT PROGRAM

The Customer Co-Investment Program involves the following:

•	Participating customers may commit to provide funding for 450mm and EUV research and development activities over the next five years

•

Participating customers who make a funding commitment will be entitled to invest in ASML shares, up to an aggregate for all participating customers of 25% of ASML’s issued share capital (measured on a post-transaction basis)

•

Proceeds from issuances of new ASML shares to participating customers will be returned to shareholders (excluding participating customers) through a Synthetic Buyback, in an amount equal to the Synthetic Buyback Distribution Amount. The Synthetic Buyback will include a reverse stock split, so that the number of issued ASML shares will again be approximately the same as it was before the issuances of shares to the participating customers in the Customer Co-Investment Program

•

ASML shares issued to participating customers as part of the Customer Co-Investment Program will be held by the Stichtingen which will issue Depositary Receipts corresponding to such shares. Participating customers will not be permitted to vote those shares except in exceptional circumstances (described below); participating customers will also agree to lock-up restrictions for a period of two years and six months as well as standstill restrictions which will prohibit any participating customer from increasing its holdings of ASML shares above 19.9% for a period of six years, in each case from the date of initial issuance of shares to the relevant participating customer, subject to certain exceptions described below

•	Participating customers will have the opportunity to negotiate advance purchases of 450mm and EUV tools

If the maximum number of available shares in the Customer Co-Investment Program (25% of issued shares on a post-transaction basis) is fully subscribed, customers would have acquired shares for an aggregate value of at least EUR 4.19 billion, and would have committed R&D funding of EUR 1.38 billion, to be received over the period 2013 through 2017. The funding commitments of participating customers (if participation in the Customer Co-Investment Program is full) will constitute a significant part of ASML’s R&D funding over the next five years.

The program consists of two funding projects: a 450-mm technology development project and a next-generation EUV development project.

On July 9, 2012, ASML announced that it had reached agreement with Intel as a participant in the Customer Co-Investment Program. Intel is the first participant in the Customer Co-Investment Program, and has committed to acquire up to a 15% equity ownership interest in ASML at a subscription price of EUR 39.91 per share (subject to adjustment, as described above), and to also provide EUR 829 million to ASML in R&D funding, which will be dedicated to the development of 450-mm (EUR 553 million) and EUV technology (EUR 276 million). Additionally, Intel has contractually committed to advance purchase orders for 450 mm and EUV development and production tools from ASML to support technology and infrastructure development under agreed upon conditions of sales. The participation of Intel in the Customer Co-Investment Program will be subject to customary regulatory approvals, including the termination of the waiting period applicable under the U.S. Hart-Scott-Rodino (HSR) Act.

Under the terms of the agreement with Intel, ASML will issue new shares equivalent to 9.99% (on a pre-transaction basis) of ASML’s issued share capital (the “First Issuance”), to Intel in exchange for EUR 1.7 billion in cash. The shares to be issued in the First Issuance can be issued under the authorization granted at ASML’s 2012 Annual General Meeting of shareholders (the “2012 AGM”). Subject to shareholders’ approval at the extraordinary General Meeting of Shareholders to be held on September 7, 2012 (the “EGM”) (as set out in chapter 3 of this Shareholders’ Circular), the proceeds from the First Issuance will be returned to ASML shareholders (not including participating customers) through the Synthetic Buyback.

ASML intends to issue the remaining shares in the Customer Co-Investment Program (the “Second Issuance”), up to a total of 15% of ASML’s issued share capital (following the Synthetic Buyback), the proceeds of which will also be returned to shareholders (not including participating customers) through the Synthetic Buyback. The Second Issuance, as well as the Synthetic Buyback, are subject to approval at the EGM (as set out in chapter 3 of this Shareholders’ Circular). Of this 15%, subject to shareholder approval, Intel has agreed to subscribe for 5% of ASML’s issued share capital and will commit EUR 276 million R&D funding for the EUV project. Other customers are currently considering the opportunity to invest in the remaining available 10% of ASML’s issued share capital (the “Other Customer Shares”) under the Second Issuance, on the same basic terms as Intel and at a price not lower than the subscription price agreed with Intel. All percentages referred to in this paragraph are on a post-transaction basis.

If shareholder approval is not obtained, there will be neither a Synthetic Buyback nor a Second Issuance, and in this case the number of ASML’s issued shares would increase by 9.99% on a pre-transaction basis (through the issuance of ASML shares In the First Issuance), and Intel will remain obligated to fund the 450 mm technology development project, but will not be obligated to fund the EUV development project.

A description of the agreements entered into with Intel is set forth below. It is expected that the terms of funding commitments and equity investments by other participating customers will be on the same basic terms as those agreed with Intel, and the subscription price for ASML shares for other participating customers will be no lower than the subscription price agreed with Intel. The ratio of shares to be acquired to funding commitments for other participating customers may not exceed the ratio of shares to be acquired to funding commitments by Intel.

2.1	Agreements with Intel

On July 9, 2012, ASML entered into an investment agreement with Intel (the “Intel Investment Agreement”) pursuant to which Intel will invest in ordinary shares of ASML that will be held by a Dutch foundation (the “Intel Stichting”) subject to provisions of a Shareholder Agreement to be entered into among ASML, Intel and the Intel Stichting (the “Intel Shareholder Agreement”).

Concurrent with the signing of the Intel Investment Agreement, ASML and Intel also entered into (i) two non-recurring research and development engineering (NRE) funding agreements (the “Intel NRE Funding Agreements”), pursuant to which Intel has agreed to fund a portion of ASML’s R&D expenses, dedicated capital expenditures and non-recurring engineering costs related to the development of 450mm and EUV lithography equipment, and (ii) a commercial agreement, setting forth the terms of sales of EUV and 450mm systems by ASML to Intel (the “Intel Commercial Agreement”).

A more detailed description of each of the Intel Investment Agreement, the Intel Shareholder Agreement, the Intel Commercial Agreement and the Intel NRE Funding Agreements are set forth below.

Intel Investment Agreement

Pursuant to the Intel Investment Agreement, ASML has agreed to issue and sell to Intel ordinary shares of ASML equal to up to 15% of ASML’s issued ordinary shares, calculated on a post-transaction basis (giving effect to the Synthetic Buyback). The subscription price will be EUR 39.91 per share, which is the average of the volume weighted average price of ASML’s ordinary shares on Euronext Amsterdam for the twenty trading days up to and including July 6, 2012. The subscription price will be subject to adjustment for dividends and distributions as described above.

Issuance of ASML Ordinary Shares to Intel

Intel will invest in ASML ordinary shares in two tranches: an issuance of 41,985,250 ordinary shares (the “Initial Intel Shares”) and an additional issuance of ordinary shares (the “Additional Intel Shares”, and together with the Initial Intel Shares, the “Intel Shares”) as part of the Second Issuance such that the number of Intel Shares issued pursuant to the Investment Agreement would equal 15% of ASML’s issued ordinary shares, subject to certain adjustments discussed in § 3.2.2 below, following the Synthetic Buyback. The Intel Shares will not participate in the Synthetic Buyback.

The Intel Shares will be held by the Intel Stichting, which will issue to Intel Depositary Receipts corresponding to those Intel Shares, subject to the terms of the Intel Shareholder Agreement (described below).

The issuance of the Initial Intel Shares is subject to customary closing conditions, including the accuracy of the parties’ representations and warranties, the absence of certain material adverse events, and the receipt of regulatory approvals. The issuance of the Additional Intel Shares is subject to these same conditions, as well as to obtaining shareholder approval to authorize the issuance of the Additional Intel Shares and the Other Customer Shares and to exclude pre-emption rights relating to those shares in connection with the Customer Co-Investment Program as well as to authorize the Synthetic Buyback as set out in chapter 3 of this Shareholders’ Circular at the EGM (“Shareholder Approval”).

The Intel Investment Agreement may be terminated by Intel or ASML if the issuance of either the Initial Intel Shares or Additional Intel Shares has not occurred by April 15, 2013. In addition, the Intel Investment Agreement may be terminated by either party in the event of a final court order prohibiting the closings contemplated by the Intel Investment Agreement or certain breaches by the other party of representations, warranties or covenants in the Intel Investment Agreement, or, for the Additional Intel Shares, if Shareholder Approval is not obtained. In addition, Intel may terminate the Intel Investment Agreement upon the occurrence of certain material adverse events or certain extraordinary corporate events of ASML.

ASML has agreed to indemnify Intel and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Intel Investment Agreement and with respect to certain legal proceedings related thereto, subject to certain limitations.

Issuance of ASML Ordinary Shares to Other Customers

Participating customers other than Intel may acquire up to 10% of ASML’s issued shares (on a post-transaction basis) provided that such participating customers also agree to make NRE funding commitments, on the same basic terms as those agreed by Intel. In particular, the price per share paid by other participating customers will not be lower than the subscription price agreed with Intel for the Intel Shares, and the ratio of shares to be acquired to NRE funding commitments for other participating customers may not exceed the ratio of shares to be acquired by Intel to its NRE funding commitments. Any issuance of Other Customer Shares will be completed prior to the Synthetic Buyback. The Other Customer Shares will also not participate in the Synthetic Buyback.

Use of Proceeds and Synthetic Buyback

If Shareholder Approval is obtained for the proposals described in chapter 3 of this Shareholders Circular, ASML will use the proceeds of the issuance of the Intel Shares and the Other Customer Shares to conduct the Synthetic Buyback. The Synthetic Buyback will result in a return of capital to shareholders (other than participating customers) in an amount equal to the Synthetic Buyback Distribution Amount, and will include a reverse stock-split that will reduce the number of ASML’s issued ordinary shares to approximately the number of issued shares immediately prior to the issuance of shares to participating customers in the Customer Co-Investment Program.

If Shareholder Approval is not obtained, ASML will use the proceeds of the issuance of the Initial Intel Shares for R&D relating to 450mm technology and the remainder will be used for general corporate purposes, and no Synthetic Buyback or reverse stock split will occur. There will be no issuance of Additional Intel Shares or Other Customer Shares if Shareholder Approval is not obtained.

Intel Shareholder Agreement

In connection with the issuance to the Intel Stichting of the Initial Intel Shares, ASML, Intel and the Intel Stichting will enter into the Intel Shareholder Agreement, which governs certain matters relating to Intel’s holding of and further investment in ASML ordinary shares (including the Additional Intel Shares if these Additional Intel Shares will be issued), both directly and indirectly through the Intel Stichting, including the matters described below.

Other participating customers will enter into similar shareholder agreements (such other agreements, together with the Intel Shareholder Agreement, the “Shareholder Agreements”).

Intel Commercial Agreement

On July 9, 2012, ASML and Intel entered into the Intel Commercial Agreement pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm lithography and EUV platforms. Under the Intel Commercial Agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The Intel Commercial Agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm needs through 2022. The Intel Commercial Agreement will become effective upon the issuance of the Initial Intel Shares or such earlier date as the parties agree or are advised by counsel that effectiveness is no longer subject to any approvals or waivers under applicable law.

Intel NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into the two Intel NRE Funding Agreements to help support ASML’s R&D costs and project expenditures: one agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement”) and the other relates to the development of EUV platforms (the “Intel EUV NRE Funding Agreement”). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the Intel 450mm NRE Funding Agreement and Intel EUV NRE Funding Agreement, respectively. ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The Intel NRE Funding Agreements provides that if ASML, in its reasonable discretion, determines to abandon the development project (450mm or EUV), as a result of technical infeasibility or lack of sufficient industry demand, or if the then-remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreement.

Intel’s commitment to provide funding under the Intel 450mm NRE Funding Agreement is conditional on the issuance of the Initial Intel Shares. Intel’s commitment to provide funding under the Intel EUV NRE Funding Agreement is conditional on the issuance of the Additional Intel Shares. The Intel NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements.

ASML will enter into NRE funding agreements with other participating customers relating to the development of EUV platforms (such agreements, together with the Intel NRE Funding Agreements, the “NRE Funding Agreements”).

2.2	Conditions to completion

The terms of the proposed Synthetic Buyback and the issuance of the Additional Intel Shares and the Other Customer Shares will be subject to approval by ASML’s shareholders at the EGM and applicable statutory provisions regarding repayment of capital such as a two month creditor opposition period. In addition, the participation of Intel in the Customer Co-Investment Program will be subject to the conditions and termination provisions described above under “Intel Investment Agreement” and customary regulatory approvals, including the termination of the waiting period applicable under the U.S. Hart-Scott-Rodino (HSR) Act.

2.3	Corporate Governance rights of Customers

The Customer Co-Investment Program does not award the participating customers with ASML Board representation.

2.4	General voting restriction

Under the Shareholder Agreements, participating customers will not be entitled to vote on the ASML shares that they acquire as part of the Customer Co-Investment Program or any ASML shares otherwise transferred to a Stichting (under the circumstances described under 2.5 “Standstill; Additional Purchases” below) prior to a termination event (as described below) (a “Termination Event”), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any shareholder meeting: (i) an issuance of shares or grant of rights to subscribe for shares representing 25% or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case on an aggregated basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25% or more of ASML’s issued and outstanding share capital on an aggregated basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s articles of association that would materially affect the specific voting rights of the participating customers, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ASML shares held by a participating customer through a Stichting as compared to the shareholders in that same share class; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

2.5	Standstill, lock-up and orderly market arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreements a participating customer (or its affiliates) may not, prior to the six-year anniversary of the date of the relevant Shareholder Agreement, acquire more than 19.9% of the outstanding share capital of ASML without ASML’s prior approval. There are exceptions from the foregoing restrictions in the case of a “Suspension Event”, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20% of ASML’s outstanding shares, and the foregoing restrictions will terminate upon a “Termination Event”, which includes certain change of control transactions where the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50% of the votes in ASML’s general meeting following such transaction or in the event of a delisting of ASML’s shares from Euronext Amsterdam or a delisting from Nasdaq (except for certain voluntary delistings from Nasdaq).

Participating customers (and their affiliates) are allowed to acquire up to 4.99% of ASML’s outstanding shares (other than through the Customer Co-Investment Program) that may be held outside a Stichting. For any additional ASML shares that a participating customer (or any of its affiliates) acquires in excess of 4.99% of the outstanding shares of ASML, such participating customer is required to deposit such shares with a Stichting through which its ASML shares are held in exchange for Depositary Receipts. Shares held by a participating customer or its affiliates (and not required to be deposited with the Stichting) will not be subject to the voting restrictions described above, or lock-up restrictions described below, but will be subject to the standstill restrictions described above.

The Stichtingen will continue to hold ASML shares owned by a participating customer (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2% of ASML’s outstanding shares (for Intel) or such time as such other participating customer owns less than 1% of ASML’s outstanding shares (for the other participating customers), (ii) the date of notification to ASML that the aggregate amount of ASML’s outstanding shares owned by Intel and Other Customers represents less than 5% of ASML’s outstanding shares and (iii) a Termination Event, following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case a participating customer would acquire shares in ASML within 18 months after such event, any shares held by such participating customer in excess of 4.99% of ASML’s shares must be transferred to (and held by) the Stichting.

Lock-up; Orderly Sell Down

Participating customers may not, without prior written consent of ASML, transfer any ASML shares or Depositary Receipts until two years and six months after the date of the Shareholder Agreement, or earlier in case of termination of the NRE Funding Agreements, or the occurrence of a Termination Event (as described above). The foregoing restriction does not apply in certain circumstances where a third party offers to acquire at least 20% of ASML’s shares. Participating customers are not permitted to transfer their ASML shares in connection with an offer that is not recommended by the ASML Supervisory Board or Board of Management, except limited circumstances.

In addition, participating customers may not (even after the lock-up period has ended), without written consent of ASML, transfer on Euronext Amsterdam, Nasdaq or another securities exchange more than (i) in respect of Intel, 4% of the outstanding shares of ASML and (ii) in respect of other participating customers, a number of shares equal to one half of the shares acquired in the Customer Co-Investment Program by such participating customer or, if less, 4% of the outstanding shares of ASML, in any six-month period (excluding block trades and underwritten offers). There are also restrictions on participating customers’ ability to transfer shares to certain competitors or customers of ASML.

2.6	Termination

The Shareholder Agreements will terminate upon a Termination Event (as described above) or winding up or liquidation of ASML, or in the event that Depositary Receipts are exchanged for ASML shares and no ASML shares are required to be re-deposited with the Stichting within 18 months of such exchange (in the circumstances described above).

3	AGENDA ASML EGM AND SYNTHETIC BUYBACK

3.1	Explanatory notes to the agenda

3.1.1	Agenda item 1: Opening

3.1.2	Agenda item 2: Explanation to the customer co-investment program entered into and/or to be entered into by and between the Company and certain of its customers, as announced by the Company on 9 July 2012 (the “Customer Co-Investment Program”). (Discussion item)

3.1.3	Agenda item 3: Authorization to issue shares and exclude pre-emption rights

This agenda item consists of the following two voting items:

(a)	Proposal to resolve* to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company in connection with the Customer Co-Investment Program, subject to Supervisory Board approval, up to 25% of the issued share capital of the Company at the Annual General Meeting of Shareholders (the “AGM”) held on 25 April 2012, from 7 September 2012 through 31 July 2013. (Voting item)

(b)	Proposal to resolve* to authorize the Board of Management to restrict or exclude, subject to Supervisory Board approval, the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a) from 7 September 2012 through 31 July 2013. (Voting item)

*	These resolutions will be adopted subject to the condition precedent that the resolution to amend the Articles of Association as referred to under 4(e) has been adopted.

Explanatory note:

Under the Customer Co-Investment Program, participating customers may participate for up to a maximum of 25% of the issued share capital of ASML as per the 2012 AGM. Intel has agreed to subscribe for 15%, other participating customers may subscribe for the remaining 10% available under the Customer Co-Investment Program.

It is proposed to grant the Board of Management the authorization to issue shares in connection with the Customer Co-Investment Program and to exclude the pre-emption rights accruing to shareholders in connection with the issuance of these shares. The maximum number of shares that may be issued under this authorization is 25% of the issued share capital as per the 2012 AGM; the actual amount of shares that will be issued to participating customers in the Customer Co-Investment Program under this authorization will depend on the final amount of shares subscribed by other customers.

Under the Intel Investment Agreement, Intel may request ASML to issue prior to the EGM up to 9.99% of the issued share capital of ASML. If ASML issues the first 9.99% prior to this EGM, ASML will only use this authorization (i.e. to issue shares in the program up to 25% of issued share capital) requested under this agenda item, to issue (i) such a number of shares as is required to bring Intel to a 15% interest in ASML’s issued share capital on a post-transaction basis and (ii) up to 10% of ASML’s issued shares to other participating customers, also on a post-transaction basis.

3.1.4	Agenda item 4: Amendments to the articles of association of the Company

This agenda item consists of the following five voting items.

(a)	Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part I) to create a specific share class (ordinary shares M) for the participants to the Customer Co-Investment Program. Upon the first amendment of the articles of association of the Company the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program will be converted into ordinary shares M and all other ordinary shares will be converted into ordinary shares A. (Voting item)

(b)	Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part II) to increase the par value per ordinary share A by an amount to be determined by the Board of Management of at least EUR 5.97 per share and at most EUR 12 per share at the expense of the share premium reserve. (Voting item)

(c)	Proposal to resolve* to reduce the issued capital by an amount at least equal to the aggregate amount to be paid by the participants to the Customer Co-Investment Program for their shares, being an amount no less than EUR 2,513,447,071.07 and no more than EUR 5,000,000,000 by decreasing the nominal value of the ordinary shares A by an amount to be determined by the Board of Management of at least EUR 5.99 per share and at most EUR 12 per share which will result in repayment of said amount determined by the Board of Management per share to holders of ordinary shares A or to the holders of ordinary shares into which the ordinary shares A will be converted pursuant to proposal (e) below and to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part III). (Voting item)

(d)	Proposal to resolve* to amend the articles of association of the Company in accordance with the draft deed of amendment to the articles of association (Part IV) to consolidate the ordinary shares A at an exchange ratio to be determined by the Board of Management. The exchange ratio will depend on the percentage of new shares to be issued to the participants to the Customer Co-Investment Program. The consolidation of the ordinary shares may entail an increase of the nominal value of the ordinary shares A by a maximum of EUR 0.03 per share, to be determined by the Board of Management, which increase will be paid from the share premium reserve. (Voting item)

(e)	Proposal to resolve** to amend the articles of association in accordance with the Draft deed of amendment to the articles of association (Part V) to delete the share class M for participants to the Customer Co-Investment Program and share class A for the other shareholders. The ordinary shares M and ordinary shares A shall be converted into ordinary shares without a specific letter mark attached to it. (Voting item)

*	These resolutions will be adopted subject to the condition precedent that the resolution to amend the Articles of Association as referred to under 4(e) has been adopted.
**	Because all resolutions as referred to under items 3 and 4 are deemed to be undividable and inseparable, the Board of Management only proposes item 4(e) if the other proposals put forward under 3 and 4(a) through 4(d) have been adopted.

Explanatory note:

The five subsequent amendments to the Articles of Association set out under (a) through (e) above are all related to the Synthetic Buyback. The Synthetic Buyback and the consequences thereof for the shareholders are further described in paragraph 3.2.

The maximum amounts referred to in 4(b) and 4(c) are included for technical reasons only. ASML does not, neither with including these maximum amounts nor otherwise, in any way intend to give a forecast of the development of the share price or the contributions to be made by the participating customers.

3.1.5	Agenda item 5: Authorization to execute the deeds of amendment.

This agenda item consists of one voting item. This item will only be proposed by the Board of Management if proposal 4(e) has been adopted.

Proposal to resolve*** to authorize each director of the Company as well as any and all lawyers and paralegals practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deeds of amendment to the articles of association. (Voting item)

***	The Board of Management only proposes item 5 if item 4(e) has been adopted.

This is a technical authorization allowing the Board of Management to cause the implementation of the proposed amendments to the Articles of Association.

3.1.6	Agenda item 6: Additional authorization to issue shares and exclude pre-emption rights.

(a)	Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012 from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

(b)	Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (a), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

(c)	Proposal to resolve to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company, subject to Supervisory Board approval, limited to 5% of the issued share capital at 25 April 2012, which 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

(d)	Proposal to resolve to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under (c), subject to approval of the Supervisory Board, for a period from 7 September 2012 through 25 October 2013. Provided that the General Meeting of Shareholders grants this new authorization, the corresponding authorization granted at the AGM held on 25 April 2012 will cease to apply to the extent not already used. (Voting item)

Explanatory note:

At the 2012 AGM, the Board of Management was granted an authorization equal (both in number of shares and in the end date of validity) to the authorization requested under this agenda item. As the existing authorization of the 2012 AGM in combination with the authorization requested under agenda item 3 may confuse our shareholders on the authorizations in place, we believe it appropriate to present a clear picture on the existing authorizations.

The approval of agenda item 3 will have the effect that the authorization to issue shares (or rights to subscribe for shares) has been expanded with an authorization to issue shares to a maximum of 25% of the issued shares as at the 2012 AGM. The authorization for the issuance of shares (and related exclusion of pre-emption rights) requested under agenda item 3, will only be used in connection with the Customer Co-Investment Program.

We believe it in the interest of ASML and its shareholders to have an authorization in place to issue up to 5% of ASML’s issued share capital as per the 2012 AGM and an additional authorization to issue up to 5%, which (additional) 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances in order to be able to react timely when certain opportunities arise that need the issuance of shares.

This proposal under agenda item 6 aims to clarify that this authorization will be available and aims to prevent possible misunderstandings on the total amount of shares that can be issued under the authorizations granted to the Board of Management.

Provided that the authorizations requested under this agenda item 6 will be granted, the existing authorization granted as per the 2012 AGM will cease to apply, to the extent not already used.

Authorizations as proposed under agenda items 3 and 6 summarized:

1.	If all proposals regarding authorizations are approved, ASML can issue up to 25% of the issued capital under the Customer Co-Investment Program and in addition ASML can issue up to 5% of the issued capital as per the 2012 AGM and up to an additional 5% which can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances.

2.	If proposal 3 is not approved but proposal 6 is approved and ASML has issued 9.99% shares prior to the EGM to Intel under the authorization granted at the 2012 AGM, ASML will be authorized to issue up to 5% of the issued capital as per the 2012 AGM and up to an additional 5% which can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances.

3.	If proposal 3 is not approved but proposal 6 is approved and ASML has not issued 9.99% shares prior to the EGM to Intel under the authorization granted at the 2012 AGM, ASML can issue up to 9.99% shares to Intel under the authorization granted under agenda item 6.

4.	If the proposals under agenda items 3 and 6 are not approved, ASML will still have the authorization granted at the 2012 AGM and can meet its obligations to issue up to 9.99% shares to Intel, if such shares have not already been issued.

3.1.7	Agenda item 7: Any other business.

3.1.8	Agenda item 8: Closing.

3.2	Synthetic Buyback

3.2.1	Key principles

The key principles of the Synthetic Buyback are as follows:

(i)	The total number of issued ASML shares after the Synthetic Buyback will be the same as the number of shares prior to the issuances of shares to the participating customers to avoid dilution.

(ii)	The number of shares held by the shareholders other than the participating customers will be reduced with the number of shares issued to the participating customers.

(iii)	The total equity contribution made by the participating customers will equal the distribution of capital to be made to the shareholders other than the participating customers.

(iv)	The decrease in shareholding will be compensated by a payment in cash to ASML shareholders (not including participating customers). Those shareholders will receive cash for their shares lost in the Synthetic Buyback, equal to the Synthetic Buyback Distribution Amount, funded from the equity contributions paid by the participating customers for newly issued shares.

3.2.2	Qualifications to the key principles

As set out above under (i) the principle of the Synthetic Buyback is that the number of ordinary shares prior to the issuances of shares to the participating customers will be equal to the number after the Synthetic Buyback is completed. In practice, an adjustment may have to be made to the consolidation ratio, due to which adjustment the number of ordinary shares after the consolidation of shares will not exactly be equal to the number of shares prior to the issuances of shares to the participating customers. Such adjustment may have to be made, to the extent commercially reasonably practicable, to provide for a more practical consolidation ratio.

The consolidation ratio may be adjusted in such way that the reduction of the number of ordinary shares A resulting from the consolidation may be either slightly more or slightly less than the number of shares to be issued to the participating customers.

3.2.2.1	Rationalisation of the consolidation ratio: compensation of the current shareholders in cash

The consolidation ratio may be adjusted in such way that the decrease of the number of ordinary shares A resulting from the Synthetic Buyback will be larger than the number of ordinary shares to be issued to the participating customers. In that situation, the total amount that will be distributed to the shareholders other than the participating customers will, in deviation of principle (iii), exceed the equity contribution made by the participating customers. The difference will be charged to the share premium reserve.

However, principle (iv) will remain applicable in any case: the compensation to be received by shareholders other than the participating customers for their shares lost, will equal the Synthetic Buyback Distribution Amount.

Example

If not exactly a number of shares representing 25% of ASML’s issued share capital, but 24.25% new shares will be issued to the participating customers (both on a post-transaction basis), ASML may resolve to base the conversion ratio on a percentage of 25%, resulting in a 3 for 4 conversion ratio for the ordinary shares A (corresponding with a 75 for 100 conversion ratio). In that situation the shareholders other than the participating customers will receive 3 ordinary shares A for each 4 ordinary shares A held prior to the conversion. The compensation to be received by a shareholder for the decrease of his shareholding, will amount to the weighted average price paid per share by the participating customers multiplied by the number of shares by which the shareholding of such shareholder is decreased.

The distribution of capital to the shareholders other than the participating customers (for the decrease of their shareholdings by 25%) will exceed the proceeds from the total equity issue under the Customer Co-Investment Program (paid for 24.25%). The difference between the equity payments received from the participating customers and the Synthetic Buyback Distribution Amount will be charged to the share premium reserve.

3.2.2.2	Rationalisation of the consolidation ratio (alternative): compensation of the participating customers in shares

As an alternative to the mechanism described under 3.2.2.1, the consolidation ratio might also be adjusted in such way that the decrease of the number of ordinary shares A resulting from the Synthetic Buyback will be smaller than the number of ordinary shares to be issued to the participating customers.

In this situation, the participating customers will receive such number of additional shares so that they will hold no less than the same proportion of issued ordinary shares (i.e. including the ordinary shares held by ASML in its own share capital) and the same proportion of outstanding ordinary shares (i.e. excluding the ordinary shares held by ASML in its own share capital), as if the consolidation ratio had not been adjusted.

Also in this alternative, principle (iv) will remain applicable in any case: the compensation to be received by shareholders other than the participating customers for their shares lost, will equal the Synthetic Buyback Distribution Amount.

Example continued

If not exactly a number of shares representing 25% of ASML’s issued capital but 24.25% new shares will be issued (both on a post-transaction basis), ASML may, as an alternative, resolve to base the consolidation ratio on a percentage of 24%, resulting in a 19 for 25 conversion ratio for the ordinary shares A (corresponding with a 76 for 100 conversion ratio). In this case, the participating customers will not yet have the percentage of shareholding for which they subscribed after the completion of the consolidation of ordinary shares A as this consolidation will result in a proportionally higher percentage (in this example 76%) of the issued and outstanding share capital being held by the shareholders not being participating customers. Subsequently, the shareholdings of the participating customers will be increased with such number of ordinary shares as required to ensure that the participating customers reach the percentages for which they subscribed, in terms of both issued and outstanding ordinary shares, as indicated above.

3.2.3	Indicative key dates regarding cash distribution pursuant to Synthetic Buyback

• Ex-entitlement date:	November 26, 2012
• Record date:	November 28, 2012
• Cash payment:	December 3, 2012

These dates are indicative. The exact dates are dependant on satisfaction of the regulatory approvals referred to in paragraph 2.2 and expiration of a 2 months creditor objection period that will commence following the EGM. The exact dates will be announced by way of press release when determined by ASML.

The Synthetic Buyback is implemented by means of five subsequent deeds of amendment to the Articles of Association of ASML. The amendments to the Articles of Association are proposed under agenda item 4 (a) through (e). Under paragraph 3.2.4 below the principles of the Synthetic Buyback are explained in more detail.

3.2.4	Implementation in further detail

The five steps by which the Synthetic Buyback will be effected are described below. Each step will be implemented by a separate deed of amendment of ASML’s articles of association (the “Articles of Association”). On the next page a schematic overview of the Synthetic Buyback is given, based on the example applied throughout the text below.

Starting situation
Investor holds 4 shares @ € 39.91
€ 39.91
€ 0.09
1
2
3
4
4 Shares @ € 39.91
0 cash
Total € 159.64
Step 2
Transfer of € 9.95 from Share premium reserve to Share capital
After Step 2
Investor still holds 4 shares
€ 39.91
€ 10.04
4 Shares @ € 39.91
0 cash
Total € 159.64
Step 3
€ 9.98 capital repayment to share holders
and
reduction par value of the shares
After Step 3
Investor holds 4 shares and cash
€ 29.93
€ 0.06
€ 9.98
€ 9.98
€ 9.98
€ 9.98
4 Shares @ € 29.93
€ 39.92 cash
Total € 159.64
Step 4
3 for 4 reverse stock-split
and
increase of par value of the shares
End Situation
Investor holds 3 shares and cash
€ 39.91
€ 0.09
€ 9.98
€ 9.98
€ 9.98
€ 9.98
3 Shares @ € 39.91
€ 39.92 cash
Total € 159.65
Nominal value (Share capital)
Share Premium
Cash

3.2.4.1	First Amendment – introduction of ordinary shares A and ordinary shares M

The purpose of the first amendment of the Articles of Association (the “First Amendment”) is to create two classes of ordinary shares, in order to ensure that the shares to be held for the benefit of the participating customers will not participate in the Synthetic Buyback. Therefore, the shares held for the benefit of the participating customers will be converted into ordinary shares M. The other ordinary shares will be converted into ordinary shares A.

Upon the First Amendment, in anticipation of the second amendment of the Articles of Association (the “Second Amendment”) and the fourth amendment of the Articles of Association (the “Fourth Amendment”) described below, the Articles of Association will provide for the possibility to make a distribution out of the share premium reserve for the benefit of the ordinary shares A only or for the benefit of the ordinary shares M only. The proposed amendment provides for the required provision in the Articles of Association to charge the share premium reserve for an increase of the par value of the ordinary shares A only, in order to facilitate a return of proceeds of the equity issuance under the Customer Co-Investment Program for an amount equal to the Synthetic Buyback Distribution Amount to ASML’s shareholders (with the exception of the participating customers).

3.2.4.2	Second Amendment – increase of the par value of the ordinary shares A

The Second Amendment concerns the increase of the par value of the ordinary shares A. The increase of the par value will be charged to the share premium reserve.

The increase of the par value per ordinary share A will in principle be equal to the capital reduction per ordinary share A pursuant to the third amendment of the Articles of Association (the “Third Amendment”). However, a correction will need to be applied to the par value of the ordinary shares A in connection with the consolidation of the ordinary shares A (the “Par Value Correction”). The increase of the par value of the ordinary shares A pursuant to this step may be up to EUR 0.03 per share less than the decrease as per the Third Amendment. See below an explanation on the calculation method used.

The purpose of the Par Value Correction is to accomplish that the par value of each ordinary share A after completion of the Synthetic Buyback is the same as the current par value of the current ordinary shares. Then the issued share capital of ASML will, subject to necessary adjustments as described in connection with the Synthetic Buyback, be the same as it was prior to the issuance of shares to the participating customers.

The maximum correction will have to be applied if new ordinary shares representing 25% of ASML’s issued shares (i.e. the full number of shares available in the Customer Co-Investment Program) will be issued to the participating customers (as this would result in the highest possible ratio for ordinary shares A, namely 3 for 4 ordinary shares A). Without applying the Par Value Correction, the par value of the shares after the consolidation (pursuant to the Fourth Amendment) will increase, as the total par value of the shares remains unchanged, while the number of shares decreases. In order to ensure that the par value of each ordinary share A does not exceed EUR 0.09 after consolidation, the par value of the ordinary shares A prior to the consolidation should be less than EUR 0.09. Should a 3 for 4 consolidation ratio be applicable, the calculation will be as follows.

Example

After the consolidation the aggregate par value of 3 ordinary shares should not exceed 3 times EUR 0.09 (EUR 0.27). To achieve such result, the aggregate par value of 4 ordinary shares prior to the consolidation should not exceed EUR 0.27 either. Therefore the maximum par value of each ordinary share A prior to the consolidation should be EUR 0.27 divided by 4, being EUR 0.0675, which has to be rounded down to whole cents, resulting in a par value of EUR 0.06 per ordinary share A.

The illustration above reflects the situation of a person holding 4 ordinary shares A. It is assumed that:

•	the average share price for which the participating customers acquired their shares amounts to EUR 39.91 per share

•

the number of ordinary shares M should, following the completion of the Synthetic Buyback, represent 25% of the total issued share capital (for each 4 ordinary shares A, 1 ordinary share M is issued to the participating customers) assuming full participating in the Customer Co-Investment Program.

As the purpose of the Synthetic Buyback is to distribute the Synthetic Buyback Distribution Amount to the holders of ordinary shares A, the total amount of EUR 39.91 paid by the participating customers for 1 ordinary share M will be distributed over 4 ordinary shares A, resulting in a distribution of EUR 9.98 per ordinary share A.

To distribute an amount of EUR 9.98 per ordinary share A with a par value of EUR 0.09, while wanting to end up (following the consolidation of ordinary shares A pursuant to the Fourth Amendment) with the same par value, the increase of the par value per ordinary share (indicated in orange), would in principle amount to EUR 9.98. However, as explained above, to end up with a par value of EUR 0.09 per ordinary share A after the consolidation; the par value of these shares prior to the consolidation (but after the capital reduction) should be less than EUR 0.09. Therefore the par value of each ordinary share A will first be increased with an amount less than EUR 9.98, in this example EUR 9.95 (the difference of EUR 0.03 being the Par Value Correction). The increase will be charged to the share premium reserve (green).

3.2.4.3	Third Amendment – decrease of the par value of the ordinary shares A

Pursuant to the Third Amendment, the par value of the ordinary shares A will be decreased. The total amount by which the par value of the ordinary shares A will be decreased shall be equal to the Synthetic Buyback Distribution Amount.1 The amount by which the par value of each ordinary share A will be decreased shall be repaid to the holders of ordinary shares A. The amount to be repaid per ordinary share A will depend on the total equity contribution made by the participating customers.

If Intel will remain the only participating customer the total proceeds of the issuance of new ASML shares to the participating customers shall amount to EUR 2,513,447,071.07. The distribution of this amount shall be divided over the number of issued ordinary shares (to be converted into ordinary shares A), being 419,852,514 shares, resulting in a payment of EUR 5.99 per share.

In this situation (an issuance of 15% new shares, resulting in a 17 for 20 conversion ratio for the ordinary shares A) the increase of the par value of the ordinary shares A after the Second Amendment will be EUR 5.99 minus the applicable Par Value Correction (which is in this situation EUR 0.02), being EUR 5.97.

[1]

The final distribution per share may be slightly increased to match the correction of the consolidation ratio to provide for a commercially and reasonably practicable consolidation ratio. Please refer to paragraph 3.2.2.

Item 4(c) also provides for a maximum amount to be distributed to the holders of ordinary shares A. This maximum amount is included for technical reasons only. Before the capital reduction can be implemented, a capital reduction procedure will have to be completed. In connection with this procedure a maximum amount needs to be determined. ASML does not, neither with including this maximum amount nor otherwise, in any way intend to give a forecast of the development of the share price or the contributions to be made by the participating customers.

Example - continued

As indicated in the illustration, the capital reduction per ordinary share A will amount to EUR 9.98, resulting in a payment on each ordinary share A of EUR 9.98 (indicated in pink). The new par value of the ordinary shares A will be EUR 0.06, which is EUR 0.03 less than the original par value of EUR 0.09. This difference is caused by the Par Value Correction applied through the Second Amendment.

3.2.4.4	Fourth Amendment – consolidation of shares.

The purpose of the consolidation of the ordinary shares A is to end up with a total number of issued ordinary shares equal to the number of issued ordinary shares prior to the issuances of shares to the participating customers. Therefore, the number of ordinary shares A must be reduced by a number equal to the number of shares held for the benefit of the participating customers.

If a total number of ordinary shares M corresponding with 25% of the total number of ordinary shares A is issued (as is the case in the example), the total number of ordinary shares A will be reduced by 25% to end up with the same issued share capital. As a consequence a shareholder holding 100 shares prior to the consolidation will end up holding 75 shares after the consolidation.

Depending on the exact number of shares issued to the participating customers, the consolidation ratio may be slightly adjusted to a more practical consolidation ratio. Depending on the correction made, either the participating customers will be compensated for the adjustment with additional shares to be granted by ASML or the holders of ordinary shares A will be compensated with an additional payment in cash. Reference is made to paragraph 3.2.2 (Qualifications to the Key Principles).

Example – continued

The illustration is again based on a person holding 4 ordinary shares A. After the consolidation, this person will hold 3 shares. As a result of the 3 for 4 consolidation ratio the value of the 3 ordinary shares A after the consolidation equals the value of the 4 ordinary shares A prior to the consolidation. The total amount of the par value of the ordinary shares A and the share premium reserve remain unchanged. However, the number of shares is reduced. Therefore, the share premium reserve attached to each share (green) and the par value of each ordinary share A (orange) will increase. The par value of each ordinary share A after the consolidation amounts to EUR 0.08 (originating from EUR 0.06). To return to a par value per ordinary share A equal to the par value of a ordinary share M, the par value of each ordinary share A will be increased with EUR 0.01 after the consolidation of the shares.2

3.2.4.5	Fifth Amendment - Cancellation of distinction between ordinary shares A and ordinary shares M

By the fifth amendment of the Articles of Association (the “Fifth Amendment”) the ordinary shares A and the ordinary shares M will be converted into ordinary shares without a specific letter indication.

[2]

By reducing the par value of the ordinary shares A to EUR 0.06 at the Third Amendment, a second capital reduction (being a reduction from 4 times EUR 0.09 to 3 times EUR 0.09) is avoided. Such second capital reduction would require a second capital reduction procedure.

3.2.5	Fractional shares and ordinary shares B

Any shareholding not exactly divisible in accordance with the consolidation ratio will generate an entitlement to a number of fractions of 1 new share. Fractional shares will entitle the holder thereof to a fractional dividend but will not entitle the holder thereof to voting rights.

The consequences for a shareholder of the generation of fractional shares pursuant to the Synthetic Buyback depends on the way he holds his shares.

Paragraph 3.2.5.1. sets out the consequences for persons who:

•	hold their ordinary shares and/or fractional shares directly in the share register in the Netherlands; or

•	hold their ordinary shares and/or fractional shares directly on the New York share register, whether in certificated form or in DRS form.

The consequences for persons holding their shares through Euroclear Nederland or DTC are explained in paragraph 3.2.5.2

3.2.5.1	Shares directly held in the share register in the Netherlands or the New York share register.

A shareholder registered in the share register in the Netherlands or the New York share register, will receive fractions of shares to the extent his shareholding is not exactly divisible in accordance with the consolidation ratio. These fractional shares are not tradeable on Euronext Amsterdam or on Nasdaq.

Assuming a consolidation ratio of 3 for 4, a shareholder not holding (a multiple of) 4 shares will acquire fractional shares for the shares such shareholder holds in excess of the highest multiple of 4 shares. A shareholder holding 9 ordinary shares A prior to the consolidation will therefore receive 6 shares and a number of fractional shares representing 3/4th of an ordinary share.

After the consolidation of the shares, the Articles of Association will provide for ordinary shares B. These ordinary shares have a par value of EUR 0.01 eurocent. A shareholder holding a number of fractions representing (a multiple of) 1/9th of an ordinary share (with a par value of EUR 0.09) can request ASML to have these fractions converted into ordinary shares B. In contrast to a fraction of an ordinary share, each ordinary share B entitles the holder thereof to cast one vote at the general meeting of shareholders. An ordinary share with a par value of EUR 0.09 entitles the holder thereof to cast 9 votes.

3.2.5.2	Shares held through Euroclear Nederland or DTC

Persons who hold their ordinary shares through Euroclear Nederland will not receive any fractional shares. The banks and brokers of these persons will, on the basis of existing arrangements, round holdings up or down on a cash basis. Whether as part of this process an additional payment must be made or cash will be received, depends on the particular agreement between the holder and his or her bank or broker.

Persons who hold their ordinary shares through DTC will not receive any fractional shares. ASML has been informed that DTC will sell such number of ordinary shares as is necessary to distribute cash in lieu of fractional entitlements.

4	Taxes

This paragraph is of a general nature only and solely regards the Dutch and US taxation in connection with the Synthetic Buyback. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular shareholder. Shareholders should consult their tax advisers as to the tax consequences of participating in the Synthetic Buyback in their particular circumstances.

4.1	Dutch dividend withholding tax

The amount to be repaid to a holder of an ordinary share A will not be subject to Dutch dividend withholding tax. This repayment does not qualify as a dividend for Dutch withholding tax purposes; this has been confirmed to ASML by the Dutch Revenue Service in writing on 16 July 2012. No turnover tax or other taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by ASML or by or on behalf of a shareholder by reason only of the participation in the Synthetic Buyback.

4.2	Dutch tax consequences of the Synthetic Buyback

4.2.1	General description of the levy of Dutch individual and corporate income tax with respect to the repayment to the holder of an ordinary share A for resident shareholders

4.2.1.1	Dutch individual income tax

(a)	Attributable to an enterprise

In case the interest in the share capital of ASML is held by an individual shareholder with its tax residence in the Netherlands (a “Dutch resident individual”) and this interest is attributable to his enterprise, the profits (including dividends and capital gains) with respect to this interest are subject to Dutch individual income tax at a progressive maximum rate of up to 52 percent.

The amount of the repayment will be considered a taxable benefit, included in the shareholder’s aggregate taxable profit. A concurrent reduction in the fair value of the ordinary shares A held may be a deductible item.

(b)	Substantial interest

In case a Dutch resident individual holds a substantial interest in the share capital of ASML that is not attributable to an enterprise, he is taxed according to the regime income from substantial shareholdings (box 2). Dividends and capital gains in connection with a substantial interest are subject to tax at a flat rate of 25 percent. In principle, a substantial interest exists if the Dutch resident individual owns, alone or together with his spouse (or partner), directly or indirectly, at least five percent of the issued share capital, or at least five percent of a particular class of shares, of ASML.

For this shareholder the amount of the repayment, insofar as it exceeds the purchase price of that share, is subject to Dutch individual income tax at a rate of 25 percent.

(c)	Retail shareholders

In case a Dutch resident individual holds an interest in ASML that is not attributable to an enterprise and does not constitute a substantial interest as described in paragraph (b), he is taxed according to the regime of savings and investments (box 3). Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch resident individual that are taxed under this regime is set at a fixed amount. The fixed amount equals four percent of the fair market value of the assets reduced by the liabilities (insofar as this exceeds EUR 21,139 for the year 2012) and is measured exclusively at the beginning of every calendar year. The tax rate under the regime for savings and investments is a flat rate of thirty percent. This results in a tax of 1.2 percent on the fair market value of the net assets as per 1 January of the taxable year.

4.2.1.2	Dutch corporate income tax

(a)	Corporate shareholders benefitting from the participation exemption

Pursuant to the participation exemption a company with its tax residence in the Netherlands (a “Dutch corporate shareholder”) is generally exempt from Dutch corporate income tax with respect to all benefits, including dividends and capital gains, derived from a qualifying equity participation in ASML. A Dutch corporate shareholder generally has a qualifying equity participation if it holds at least five percent of the aggregate nominal share capital of ASML.

A repayment of capital received on a shareholding of ordinary shares A will also be exempt under the participation exemption.

(b)	Other corporate shareholders

A Dutch corporate shareholder that owns an interest in the share capital of ASML. that does not qualify for the participation exemption (see paragraph (a)) is fully taxed on dividends and capital gains realized on its interest in ASML, at a rate of 25 percent (20 percent up to a taxable amount of EUR 200,000).

The amount of the repayment will be considered a taxable benefit, included in the Dutch corporate shareholder’s aggregate taxable profit. A concurrent reduction in the fair value of the ordinary shares A held will be a deductible item.

4.2.2	General description of the levy of Dutch individual and corporate income tax with respect to the repayment to the holder of an ordinary share A for non resident shareholders

The following brief summary describes the consequences of the taxation under Dutch tax law; it does not address the potential impact of a double taxation agreement.

4.2.2.1	Individual shareholders

(a)	Attributable to an enterprise

In case the interest in the share capital of ASML is held by an individual shareholder with its tax residence outside of the Netherlands (a “Non-resident individual”) and this interest is attributable to his Dutch enterprise, the profits (including dividends and capital gains) with respect to this interest is subject to Dutch individual income tax at a progressive maximum rate of up to 52 percent.

The amount of the repayment will be considered a taxable benefit, included in the shareholder’s aggregate taxable profit. A concurrent reduction in the fair value of the ordinary shares A held will be a deductible item.

(b)	Substantial interest

In case a Non-resident individual holds a substantial interest in the share capital of ASML that is not attributable to a Dutch enterprise, he is taxed in accordance with paragraph (b).

For this shareholder the amount of the repayment, insofar as it exceeds the purchase price of that share, is subject to Dutch individual income tax at a rate of 25 percent.

(c)	Retail shareholder

A Non-resident individual that owns an interest that is not attributable to an enterprise and does not constitute a substantial interest is not subject to income tax with respect to benefits derived from the ordinary shares A, including the amount of the repayment.

4.2.2.2	Corporate shareholders

Pursuant to Dutch domestic law, a company with its tax residence outside of the Netherlands (a “Non-resident company”) is subject to Dutch corporate income tax in respect of dividends and capital gains derived from shares in ASML at a rate of 25 percent (20 percent up to a taxable amount of EUR 200,000) if:

(i)	the Non-resident company holds a “substantial interest” in ASML;

(ii)	this substantial interest is not attributable to the assets of an enterprise of the Non-resident company; and

(iii)	the primary aim or one of the primary aims of the Non-resident company holding this substantial interest is to avoid income tax or dividend withholding tax liabilities for another party.

Generally, a five percent or more equity interest in ASML qualifies as a substantial interest.

4.3	Material U.S. Federal Income Tax Consequences to U.S. Holders

The following general summary describes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) who participate in the Synthetic Buyback. All holders of ASML shares as of the record date for the Synthetic Buyback (other than participating customers in the Co-Investment Program) will participate in the Synthetic Buyback. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, administrative rulings, and court decisions, all as in effect as of the date of this Shareholders’ Circular and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

This summary is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Synthetic Buyback. In particular, this summary does not purport to address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special treatment under U.S. federal income tax law (including, without limitation, brokers, dealers in securities or currencies, financial institutions, mutual funds, regulated investment companies, qualified retirement plans or other tax-deferred accounts, traders that elect mark to market treatment, a partnership or other pass-through entity (and investors in such partnerships or entities), U.S. Holders that hold their ASML ordinary shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, U.S. Holders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Company at any time during the five-year period ending on the date the U.S. Holder participates in the Synthetic Buyback, U.S. Holders who acquired their ASML ordinary shares in connection with a stock option plan or in any other compensatory transaction, U.S. Holders subject to the alternative minimum tax, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and U.S. Holders that do not hold their ASML ordinary shares as “capital assets”

(generally, property held for investment). U.S. Holders that are subject to special treatment or holders of ASML ordinary shares that are not U.S. Holders may be subject to different tax consequences, and should consult their tax advisers.

In addition, this summary does not address any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any holder of ASML ordinary shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A “U.S. Holder” is a beneficial owner of ASML ordinary shares that is:

(i)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

(ii)	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (as defined under the Code) have authority to control all of the trust’s substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership, or other entity taxable as a partnership, may depend on both the partnership’s and the partner’s status. Partnerships participating in the Synthetic Buyback and partners in such partnerships are urged to consult their tax advisers as to the tax consequences of the Synthetic Buyback.

4.3.1	General

ASML intends to take the position that, for U.S. federal income tax purposes, the issuance of new ASML shares to participating customers pursuant to the Customer Co-Investment Program (“Customers Co-Investment”) and the steps by which the Synthetic Buyback will be effected (including the return of capital to shareholders and subsequent reverse stock split) should constitute transactions undertaken pursuant to a single integrated plan and, therefore, (a) current holders of ASML ordinary shares should be deemed to transfer a portion of their ASML ordinary shares to ASML in a redemption transaction in exchange for the amount received pursuant to the Synthetic Buyback (“Deemed Redemption”), and (b) in determining whether any of the Section 302 tests (as defined below) is met with respect to a Deemed Redemption of a U.S. Holder’s ASML ordinary shares, a reduction in such U.S. Holder’s ownership percentage of ASML stock as a result of the Customers Co-Investment should be taken into account.

ASML’s position is not binding on the U.S. Internal Revenue Service (the “IRS”) and there can be no assurance that the IRS will not challenge such position, in which case the tax consequences of the Synthetic Buyback may be different than described below. In particular, it is possible that the steps by which the Synthetic Buyback will be effected will not themselves be treated as part of a single integrated plan and/or the Customers Co-Investment will not be integrated with the Synthetic Buyback for purposes of applying the Section 302 tests described below. In either case, the return of capital to shareholders pursuant to the Synthetic Buyback may be treated as a distribution, taxable in the manner described below under the heading “— Tax Treatment of a Distribution in Respect of ASML Ordinary Shares.”

Alternatively, the Synthetic Buyback and Customers Co-Investment may be treated as undertaken pursuant to a single integrated plan, but instead of being treated as a deemed redemption of ASML ordinary shares, such integrated transactions will be treated as a sale of ASML shares by current holders of ASML ordinary shares to customers that participate in the Customer Co-Investment Program, with the consequences described below under the heading “— Tax Treatment of a ‘Sale or Exchange’ of ASML Ordinary Shares.”

The remainder of this discussion assumes that ASML’s position regarding the U.S. federal income tax treatment of the Synthetic Buyback will apply. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax treatment of the Synthetic Buyback.

4.3.2	The Section 302 Tests

For U.S. federal income tax purposes, the Deemed Redemption of a portion of a U.S. Holder’s ASML ordinary shares pursuant to the Share Buyback will be treated either as a “sale or exchange” of such ordinary shares by such U.S. Holder or as a “distribution” by ASML in respect of such U.S. Holder’s ordinary shares. As described below, the specific treatment will depend, in part, upon the U.S. Holder’s particular circumstances.

Under Section 302 of the Code, a U.S. Holder whose ordinary shares are deemed to be redeemed will be treated as having engaged in a “sale or exchange” of such ordinary shares, and thus will recognize gain or loss as described under “—Tax Treatment of a “Sale or Exchange” of ASML Ordinary Shares”, if the transaction (i) has the effect of a “substantially disproportionate” distribution by ASML with respect to such U.S. Holder, (ii) results in “complete termination” of such U.S. Holder’s equity interest in ASML, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (the “Section 302 tests”) are explained more fully below.

In determining whether any of the Section 302 tests are satisfied, a U.S. Holder must take into account not only the ordinary shares actually owned by the U.S. Holder, but also ordinary shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder may be treated as constructively owning ordinary shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any ordinary shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

One of the following tests must be satisfied for the deemed redemption of ordinary shares pursuant to the Synthetic Buyback to be treated as a sale or exchange rather than as a distribution.

(i)	“Substantially Disproportionate” Test. The receipt of cash by a U.S. Holder will generally have the effect of a “substantially disproportionate” distribution by ASML with respect to the U.S. Holder if the percentage of the outstanding voting shares of ASML actually and constructively owned by the U.S. Holder immediately following the Deemed Redemption (treating ordinary shares canceled pursuant to the reverse stock split as not outstanding and ASML shares purchased by customers pursuant to the Customer Co-Investment as outstanding) is less than 80% of the percentage of the outstanding voting shares of ASML actually and constructively owned by the U.S. Holder immediately before the Deemed Redemption (treating ordinary shares canceled pursuant to the reverse stock split as outstanding and ASML shares purchased by customers pursuant to the Customer Co-Investment as not outstanding) and, immediately following the exchange, the U.S. Holder actually and constructively owns less than 50% of the total combined voting power of ASML.

(ii)	“Complete Termination” Test. The receipt of cash by a U.S. Holder will be treated as a complete termination of the U.S. Holder’s equity interest in ASML if all of the ordinary shares actually and constructively owned by the U.S. Holder are deemed sold pursuant to the Synthetic Buyback (taking into account contemporaneous dispositions of ordinary shares as described below). In applying the complete termination test, a U.S. Holder may be able to waive the application of the rules relating to constructive ownership through family members, provided that such holder complies with the provisions of Section 302(c)(2) of the Code and applicable U.S. Treasury regulations.

(iii)	“Not Essentially Equivalent to a Dividend” Test. The receipt of cash by a U.S. Holder will generally be treated as “not essentially equivalent to a dividend” if the U.S. Holder’s deemed sale of ordinary shares pursuant to the Synthetic Buyback results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in ASML. Whether the receipt of cash by the U.S. Holder will be treated as not essentially equivalent to a dividend will depend on the U.S. Holder’s particular facts and circumstances.

ASML anticipates that the Deemed Redemption of ordinary shares from a U.S. Holder in the Synthetic Buyback will be treated as “not essentially equivalent to a dividend” under the Section 302 tests described above with the consequences described below under the heading “— Tax Treatment of a ‘Sale or Exchange’ of ASML Ordinary Shares.” However, a U.S. Holder may fail to satisfy the “not essentially equivalent to a dividend” test because of contemporaneous acquisitions of ordinary shares by the U.S. Holder or by a related party whose shares are constructively owned by the U.S. Holder.

4.3.3	Tax Treatment of a “Sale or Exchange” of ASML Ordinary Shares

If a U.S. Holder is treated as having engaged in a “sale or exchange” of his, her or its ordinary shares under any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount received by such U.S. Holder pursuant to the Synthetic Buyback and such U.S. Holder’s adjusted tax basis in the ordinary shares deemed to be redeemed in the Synthetic Buyback. Subject to the “passive foreign investment company” rules discussed below, the gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares is more than one year at the time of the sale. The deductibility of capital losses is subject to limitations.

4.3.4	Allocation of Basis Between Redeemed and Remaining ASML Ordinary Shares

ASML intends to take the position that a U.S. Holder’s adjusted tax basis in his, her or its ordinary shares should be allocated between shares deemed to be redeemed in the Deemed Redemption and such holder’s remaining ordinary shares. This computation should be performed separately for each block of ordinary shares (shares acquired at the same time and price) held by the U.S. Holder. The basis allocable to the ordinary shares deemed to be redeemed should equal the U.S. Holder’s basis in all ordinary shares in a block times a fraction, the numerator of which is the amount received in the Synthetic Buyback with respect to ordinary shares in such block, and the denominator of which is the fair market value of all of such holder’s ordinary shares in such block on the date of the Synthetic Buyback.

ASML is required to file with the IRS a return (and furnish to each U.S. Holder a written statement with the same information) setting forth the quantitative effect of the Synthetic Buyback on the basis of the remaining ordinary shares in the hands of a U.S. Holder. Alternatively, ASML may (and intends to) post such return with the required information in a readily accessible format in an area of its primary public web site dedicated to this purpose and keep the return accessible to the public for ten years.

4.3.5	Tax Treatment of a Distribution in Respect of ASML Ordinary Shares

If a U.S. Holder is not treated under Section 302 of the Code as having engaged in a “sale or exchange” of his, her or its ordinary shares, then the U.S. dollar value of the amount received by a U.S. Holder pursuant to the Synthetic Buyback will be treated as a distribution by ASML in respect of such U.S. Holder’s ordinary shares. A U.S. Holder will be required to include in gross income as ordinary income the amount of such distribution to the extent it is paid out of ASML’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s adjusted tax basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the ordinary shares, with the consequences described above under the heading “— Tax Treatment of a “Sale or Exchange” of ASML Ordinary Shares.” Such computation should be performed separately for each block of ordinary shares held by the U.S. Holder. ASML does not intend to calculate its earnings and profits for U.S. federal income tax purposes. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the dollar value of the sum of euro payments made on the date the dividend distribution is included in such U.S. Holder’s income, regardless of whether the payment is in fact converted into dollars.

Provided that ASML is not treated as a PFIC (as defined below), amounts described in the preceding sentence that are paid by ASML to non-corporate U.S. Holders, including individuals, may be eligible for a maximum tax rate of 15%, provided certain other conditions are satisfied. Any amount treated as a dividend received by a corporate U.S. Holder generally will not be eligible for the dividends received deduction.

4.3.6	Passive Foreign Investment Company

ASML believes it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2011 and that it will not be a PFIC in 2012. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. ASML has not conducted a detailed study at this time to confirm its non-PFIC status. If ASML were treated as a PFIC in any year during which a U.S. Holder owns ordinary shares, certain adverse tax consequences could apply. U.S. Holders should consult their tax advisors with respect to any PFIC considerations.